PART IV: ITEM 15. FINANCIAL STATEMENT SCHEDULES AND EXHIBITS

EXHIBIT-4.7

Description of the Registrant’s Securities Registered under Section 12 of the Securities Exchange Act of 1934

The common stock and depositary shares, each representing a 1/100th interest in a share of 7.50% Non-Cumulative Perpetual Preferred Stock, Series A (each, a “Depositary Share” and, collectively, the “Depositary Shares”), of First Merchants Corporation (the “Corporation”) are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. The following description of the material terms of the Company’s common stock and Depositary Shares is only a summary. This summary does not purport to be a complete description of the terms and conditions of the Company’s common stock and Depositary Shares in all respects and is subject to and qualified in its entirety by reference to the Corporation’s Articles of Incorporation and Bylaws, each of which are filed or incorporated by reference as an exhibit to the Company’s Annual Report on Form 10-K of which this Exhibit is a part, as well as any other documents referenced in this summary and from which this summary is derived.

General

The total number of shares of common stock that the Corporation is authorized to issue is 100,000,000, all with no par value. The total number of shares of preferred stock that the Corporation is authorized to issue is 500,000, all with no par value. The Corporation has created, out of the authorized and unissued shares of preferred stock, a series of the Corporation’s preferred stock designated as the “7.50% Non-Cumulative Perpetual Preferred Stock, Series A” (the “Series A Preferred Stock”). The Corporation’s common stock is listed on the Nasdaq Global Select Market under the symbol “FRME.” The Depositary Shares are listed on the Nasdaq Global Select Market under the symbol “FRMEP.” As such, the holders of the Corporation’s common stock and the Depositary Shares are generally not restricted on sales of their shares.

Common Stock

Voting Rights. Each share of the Corporation’s common stock is entitled to one vote. Directors are elected by a plurality of the votes cast by the shares entitled to vote in an election at a shareholder’s meeting at which a quorum is present. Shareholders do not have a right to cumulate their votes for directors. The affirmative vote of a majority of the shares present and voting at a meeting of shareholders, in person or by proxy, is required for approval of all items submitted to the shareholders for consideration other than (i) the election of directors, as described above, which is based on a plurality of votes cast, (ii) certain amendments to the Corporation’s Articles of Incorporation, as described below under “Articles of Incorporation and Bylaw Amendments,” which require a greater percentage, and (iii) certain transactions involving one or more shareholders owning, directly or indirectly, not less than ten percent (10%) of the Corporation’s voting shares (see “Anti-Takeover Provisions” below) or a liquidation or dissolution of the Corporation or any of its material subsidiaries, which, in such cases, requires the affirmative vote of the holders of not less than three‑fourths (3/4) of the voting shares of the Corporation.

Dividend Rights. The holders of the Corporation’s common stock are entitled to dividends and other distributions when, as and if declared by the Board of Directors of the Corporation (the “Board”).

Generally, the Corporation may not pay a dividend if, after giving effect to the dividend:

•the Corporation would not be able to pay its debts as they become due in the usual course of business; or

•the Corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy preferential rights of shareholders payable upon dissolution.

The Corporation's principal source of funds for dividend payments to shareholders is dividends received from First Merchants Bank, the Corporation’s wholly-owned bank subsidiary. Banking regulations limit the maximum amount of dividends that a bank may pay without requesting prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to a bank’s retained net income (as defined in the regulations) for the current year plus those for the previous two years, subject to the capital requirements described above.

First Merchants Bank will ordinarily be restricted to paying dividends in a lesser amount to the Corporation than is legally permissible because of the need for banks to maintain adequate capital consistent with the capital adequacy guidelines promulgated by the banks’ principal federal regulatory authorities. If a bank’s capital levels are deemed inadequate by the regulatory authorities, payment of dividends to its parent holding company may be prohibited. First Merchants Bank is not currently subject to such a restriction.

Redemption. Under Indiana law, the Corporation may only redeem or acquire shares of its common stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares. The Corporation may not redeem or acquire its shares of common stock if, after such redemption, it would not be able to pay its debts as they become due. Additionally, the Corporation may not redeem its shares if its total assets would be less than the sum of its total liabilities plus preferential rights of shareholders payable upon dissolution.

Liquidation Rights. In the event of any liquidation or dissolution of the Corporation, its shareholders are entitled to receive pro rata, according to the number of shares held, any assets distributable to shareholders, subject to the payment of Corporation’s liabilities and any rights of creditors and holders of shares of Corporation’s preferred stock then outstanding.

Preemptive Rights. The Corporation’s Articles of Incorporation do not provide for preemptive rights for shareholders to subscribe for any new or additional shares of common stock.

Articles of Incorporation and Bylaw Amendments. Indiana law generally requires shareholder approval for most amendments to a corporation’s articles of incorporation by a majority of a quorum at a shareholder’s meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote). However, Indiana law permits a corporation in its articles of incorporation to specify a higher shareholder vote requirement for certain amendments. The Corporation’s Articles of Incorporation require (i) the affirmative vote of three‑fourths (3/4) of the outstanding shares of stock of the Corporation entitled to vote for an amendment to certain significant provisions of the Articles of Incorporation (see “Removal of Directors” and “Classification of the Board” below), and (ii) a majority of the Corporation’s outstanding shares for all other amendments.

PART IV: ITEM 15. FINANCIAL STATEMENT SCHEDULES AND EXHIBITS

Unless otherwise provided in the Bylaws or in the Articles of Incorporation, the Board, by a majority vote of the actual number of directors elected and qualified, may from time to time make, alter, amend or repeal the Bylaws.

Removal of Directors. The Corporation’s Articles of Incorporation and Bylaws provide that any director or all directors may be removed, with or without cause, at a meeting of shareholders upon the vote of the holders of not less than two-thirds (2/3) of the outstanding shares of capital stock entitled to vote on the election of directors. However, if two-thirds (2/3) of the entire Board recommends removal of a director to the shareholders, then such director may be removed by the affirmative vote of the holders of at least a majority of the outstanding shares of capital stock entitled to vote on the election of directors at a shareholders meeting. Amendment of these provisions of the Corporation’s Articles of Incorporation requires the affirmative vote of three‑fourths (3/4) of the outstanding shares of stock of the Corporation entitled to vote on such amendment. A two-thirds (2/3) vote of the entire Board is required to amend such provisions of the Corporation’s Bylaws.

Classification of the Board. The Corporation’s Articles of Incorporation and Bylaws provide that the directors of the Board shall be divided into three classes, with the number of directors in each class being as nearly equal as possible and the term for one class expiring at each annual meeting of shareholders (i.e., directors generally serve three-year staggered terms). The directors in each class are eligible for re-election to a new term by the shareholders at the annual meeting held in the year in which the term for their class expires. Amendment of these provisions of the Corporation’s Articles of Incorporation requires the affirmative vote of three‑fourths (3/4) of the outstanding shares of stock of the Corporation entitled to vote on such amendment. A two-thirds (2/3) vote of the entire Board is required to amend such provisions of the Corporation’s Bylaws.

Vacancies occurring between annual meetings caused by a director’s resignation, death or other incapacity, or by an increase in the number of directors, may be filled by a majority vote of the remaining members of the Board until the Corporation’s next annual meeting of shareholders.

As stated above, the Corporation’s shareholders do not have cumulative voting rights in the election of directors.

Anti-Takeover Provisions. The anti-takeover measures described below may have the effect of discouraging a person or other entity from acquiring control of the Corporation. These measures may have the effect of discouraging certain tender offers for shares of the Corporation’s common stock which might otherwise be made at premium prices or certain other acquisition transactions which might be viewed favorably by a significant number of shareholders.

Under Indiana law, any ten percent (10%) shareholder of an Indiana corporation, with a class of voting shares registered under Section 12 of the Securities Exchange Act of 1934, as amended, such as the Corporation, is prohibited for a period of five (5) years from completing a business combination with the corporation unless, prior to the acquisition of such ten percent (10%) interest, the Board approved either the acquisition of such interest or the proposed business combination. If such prior approval is not obtained, the corporation and a ten percent (10%) shareholder may not consummate a business combination unless all provisions of the articles of incorporation are complied with and either a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share as determined by Indiana law. A corporation may specifically adopt application of the business combination provision in its articles of incorporation and obtain the protection provided by this provision.

An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combination provision, but such an election remains ineffective for eighteen (18) months and does not apply to a combination with a shareholder who acquired a ten percent (10%) ownership position prior to the election. The Corporation has adopted the protection provided by the business combination provision of Indiana law.

In addition to the business combination provision, Indiana law contains a “control share acquisition” provision which, although different in structure from the business combination provision, may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares.

Under this provision, unless otherwise provided in the corporation’s articles of incorporation or bylaws, if a shareholder acquires a certain amount of shares, approval of a majority of the disinterested shareholders must be obtained before the acquiring shareholder may vote the control shares. Under certain circumstances, the shares held by the acquirer may be redeemed by the corporation at the fair market value of the shares as determined by the control share acquisition provision. The Corporation is subject to the control share acquisition provision. The constitutional validity of the control share acquisition statute has been challenged in the past and has been upheld by the United States Supreme Court.

The control share acquisition provision does not apply to a plan of affiliation and merger if the corporation complies with the applicable merger provisions and is a party to the agreement of merger or plan of share exchange.

Series A Preferred Stock
Depositary, Transfer Agent and Registrar. Broadridge Corporate Issuer Solutions, Inc. (the “Depositary”) serves as depositary for the Depositary Shares and as transfer agent and registrar for the Series A Preferred Stock and the Depositary Shares. The Depositary is the sole holder of the Series A Preferred Stock. However, the holders of Depositary Shares are entitled, through the Depositary, to exercise the rights and preferences of the holder of the Series A Preferred Stock, as described below.

Dividends. Dividends on the Series A Preferred Stock are discretionary and are not cumulative, and will accrue and be payable only when, as and if declared by the Corporation’s board of directors or a duly authorized committee of the Corporation’s board of directors out of legally available funds, on a non-cumulative basis on the $2,500 per share liquidation preference, at a rate equal to 7.50% per annum for each quarterly dividend period from the issue date. Dividends will be paid quarterly, in arrears on February 15, May 15, August 15 and November 15 of each year.

PART IV: ITEM 15. FINANCIAL STATEMENT SCHEDULES AND EXHIBITS

Dividends on the Series A Preferred Stock are non-cumulative. If for any reason the Corporation’s board of directors or a duly authorized committee of such board does not declare cash dividends on the Series A Preferred Stock for a dividend period (or if less than full dividends for any dividend period are declared), the Corporation will have no obligation to pay any dividends or any additional dividends, as applicable, for that dividend period, whether or not the Corporation’s board of directors or a duly authorized committee of such board declares dividends on the Series A Preferred Stock for any subsequent dividend period.

The Corporation is not obligated to and will not pay holders of the Series A Preferred Stock any interest or sum of money in lieu of interest on any dividend not paid on a dividend payment date. The Corporation is also not obligated to and will not pay holders of the Series A Preferred Stock any dividend in excess of the dividends on the Series A Preferred Stock that are payable as described above. There is no sinking fund with respect to dividends.

Dividend Stopper. If full dividends on all outstanding shares of the Series A Preferred Stock for the most recently completed dividend period have not been declared and paid or declared and set aside for payment, the Corporation will be prohibited from declaring or paying dividends (other than a dividend payable solely in junior stock) or other distributions with respect to, or redeeming, purchasing or acquiring any of, the Corporation’s junior stock during the next succeeding dividend period, other than:

•redemptions, purchases or other acquisitions of junior stock in connection with any benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants or in connection with a dividend reinvestment or shareholder stock purchase plan;

•any declaration of a dividend in connection with any shareholders’ rights plan, or the issuance of rights, stock or other property under any shareholders’ rights plan, or the redemption or repurchase of rights pursuant thereto; and

•conversions into or exchanges for other junior stock and cash solely in lieu of fractional shares of the junior stock.

If dividends for any dividend payment date are not paid in full on the shares of the Series A Preferred Stock and there are issued and outstanding shares of parity stock for which such dividend payment date is also a scheduled dividend payment date, then all dividends declared on shares of the Series A Preferred Stock and such parity stock on such date will be declared pro rata so that the respective amounts of such dividends will bear the same ratio to each other as full dividends (or equivalent) per share on the shares of the Series A Preferred Stock and all such parity stock otherwise payable on such dividend payment date (subject to their having been declared out of legally available funds by the Corporation’s board of directors or a duly authorized committee of the Corporation’s board of directors and including, in the case of any such parity stock that bears cumulative dividends, all accrued but unpaid dividends) bear to each other.

Subject to the foregoing, dividends (payable in cash, stock, or otherwise) may be declared and paid on the Corporation’s junior stock, which includes the Corporation’s common stock, from time to time out of any assets legally available for such payment, and the holder of the Series A Preferred Stock or parity stock will not be entitled to participate in any such dividend.

Ranking. The Series A Preferred Stock will rank, with respect to the payment of dividends and distributions upon the Corporation’s liquidation, dissolution, or winding-up, (i) senior to the Corporation’s common stock and to each class or series of the Corporation’s capital stock issued in the future, the terms of which do not expressly provide that it ranks on parity with or senior to the Series A Preferred Stock as to dividend and distribution rights and rights on the Corporation’s liquidation, dissolution or winding-up, which the Corporation refers to collectively as the “junior stock,” and (ii) on parity with, or equally to, each class or series of capital stock the Corporation may issue in the future, the terms of which expressly provide that it ranks on parity with, or equally to, the Series A Preferred Stock as to dividend and distribution rights and rights upon the Corporation’s liquidation, dissolution or winding-up, which the Corporation refers to collectively as “parity stock.”

The Corporation will not be entitled to issue any class or series of capital stock, the terms of which provide that such class or series will rank senior to the Series A Preferred Stock as to payment of dividends or distribution of assets upon the Corporation’s liquidation, dissolution or winding-up, without the approval of the holders of at least two-thirds of the shares of the Series A Preferred Stock then outstanding and any class or series of parity stock upon which like voting rights have been conferred and are exercisable and are then outstanding, voting together as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series.

The Corporation may, however, from time to time, without notice to or consent from holders of the Series A Preferred Stock, re-open the series and issue additional shares of Series A Preferred Stock and a corresponding number of additional Depositary Shares. All such additional shares of Series A Preferred Stock would be deemed to form a single series with the shares of Series A Preferred Stock relating to the Depositary Shares currently outstanding. In addition, the Corporation may, from time to time, without notice to or consent from holders of the Series A Preferred Stock, create and issue parity stock and junior stock.

Maturity. The Series A Preferred Stock is perpetual and does not have a maturity date. The Corporation is not required to redeem the Series A Preferred Stock. Accordingly, the Series A Preferred Stock and related Depositary Shares will remain outstanding indefinitely, unless and until the Corporation decides to redeem the Series A Preferred Stock.

No Conversion Rights. The Series A Preferred Stock is not convertible into, or exchangeable for, shares of any other class or series of the Corporation’s capital stock or other securities.

No Preemptive Rights. The holder of the Series A Preferred Stock does not have any preemptive rights.

Redemption. The Series A Preferred Stock is redeemable by the Corporation, in whole or in part, from time to time, at the Corporation’s option on any dividend payment date on or after August 15, 2025, at a redemption price equal to the liquidation preference, plus any declared and unpaid dividends, without accumulation of undeclared dividends. Neither the holder of Series A Preferred Stock nor the holders of Depositary Shares have the right to require the redemption or repurchase of the Series A Preferred Stock or the Depositary Shares.

PART IV: ITEM 15. FINANCIAL STATEMENT SCHEDULES AND EXHIBITS

The Series A Preferred Stock is redeemable by the Corporation, in whole but not in part, at any time within 90 days following a regulatory capital treatment event at a redemption price equal to the liquidation preference, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. A “regulatory capital treatment event” means the Corporation’s good-faith determination that, as a result of (i) any amendment to, or change in, the laws, rules or regulations of the United States or any political subdivision of or in the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other appropriate federal bank regulatory agencies) that is enacted or becomes effective after the initial issuance of any share of the Series A Preferred Stock; (ii) any proposed change in those laws, rules or regulations that is announced after the initial issuance of any share of the Series A Preferred Stock; or (iii) any official administrative or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules or regulations or policies with respect thereto that is announced or becomes effective after the initial issuance of the Series A Preferred Stock, there is more than an insubstantial risk that the Corporation will not be entitled to treat the full liquidation preferences of the shares of Series A Preferred Stock then outstanding as “Additional Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy standards of Federal Reserve Regulation Q, 12 C.F.R. Part 217 (or, as and if applicable, the successor capital adequacy guidelines, rules or regulations of the Federal Reserve or the capital adequacy guidelines, rules or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of Series A Preferred Stock is outstanding.

The Series A Preferred Stock is not subject to any sinking fund or any other obligation of the Corporation to redeem, repurchase or retire the Series A Preferred Stock.

Liquidation Rights. In the event that the Corporation voluntarily or involuntarily liquidate, dissolve or wind up, the holder of the Series A Preferred Stock at the time outstanding is entitled to receive liquidating distributions in the amount of $2,500 per share of the Series A Preferred Stock (equivalent to $25 per depositary share), plus an amount equal to any declared but unpaid dividends thereon to and including the date of such liquidation without accumulation of any undeclared dividends, out of assets legally available for distribution to the Corporation’s shareholders, before any distribution of assets is made to the holders of the Corporation’s common stock or any other junior stock. After payment of the full amount of such liquidating distributions, the holder of the Series A Preferred Stock will not be entitled to any further participation in any distribution of assets by the Corporation, and will have no right or claim to any of the Corporation’s remaining assets.

In the event that the Corporation’s assets available for distribution to shareholders upon any liquidation, dissolution or winding-up of the Corporation’s affairs, whether voluntary or involuntary, are insufficient to pay in full the amounts payable with respect to all outstanding shares of the Series A Preferred Stock and the corresponding amounts payable on any parity stock, the holders of the Series A Preferred Stock and the holder of such other parity stock will share ratably in any distribution of the Corporation’s assets in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

For such purposes, the Corporation’s merger with or into any other entity, the merger of any other entity with or into the Corporation, the Corporation’s conversion into another entity, or the sale of all or substantially all of the Corporation’s property or business, will not be deemed to constitute the Corporation’s liquidation, dissolution, or winding-up.

Voting Rights. Except as indicated below, or as otherwise provided by Indiana law, the holder of the Series A Preferred Stock does not have any voting rights.

If and when the dividends on the Series A Preferred Stock or on any other class or series of the Corporation’s parity stock that has voting rights equivalent to those of the Series A Preferred Stock, have not been declared and paid in full for at least six dividend periods or their equivalent (whether or not consecutive), the authorized number of directors then constituting the Corporation’s board of directors will be automatically increased by two. In that case, the holder of the Series A Preferred Stock and the holders of all other classes and series of parity stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote for the election of the two additional directors, voting together as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series, are entitled to elect the two additional members of the Corporation’s board of directors, which the Corporation refers to as the “Preferred Stock Directors,” at any annual or special meeting of shareholders at which directors are to be elected or any special meeting of the holders of the Series A Preferred Stock and any parity stock for which dividends have not been paid, but only if the election of any Preferred Stock Directors would not cause the Corporation to violate the corporate governance requirement of the Nasdaq Global Select Market, or any other exchange on which the Corporation’s securities may be listed, that listed companies must have a majority of independent directors. In addition, the Corporation’s board of directors will at no time have more than two Preferred Stock Directors.

So long as any shares of the Series A Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by the Corporation’s Articles of Incorporation, the Corporation’s Bylaws or Indiana law, or as may be required by the rules of the Nasdaq Global Select Market or any other securities exchange on which the Depositary Shares are listed, the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of the Series A Preferred Stock and any class or series of parity stock upon which like voting rights have been conferred and are exercisable and are then outstanding, voting together as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series, will be necessary for effecting or validating: (i) any amendment of the Corporation’s Articles of Incorporation to authorize, create or designate, or increase the authorized or designated amount of, any shares of any class or series of stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or distribution of assets on the Corporation’s liquidation, dissolution or winding up, as well as any amendment of the Corporation’s Articles of Incorporation that would alter or change the voting powers, limitations, preferences or relative rights of the Series A Preferred Stock so as to affect them adversely; (ii) any merger of the Corporation with or into any entity other than a corporation (or comparable foreign entity), or (iii) any merger of the Corporation with or into any corporation (or comparable foreign entity) unless either the Series A Preferred Stock remains outstanding following the transaction, or the holder of Series A Preferred Stock is issued a class or series of preferred stock of the surviving or resulting corporation (or comparable foreign entity) or a corporation (or comparable foreign entity) controlling such corporation, having voting powers, preferences and special rights that are substantially identical to those of the Series A Preferred Stock.

PART IV: ITEM 15. FINANCIAL STATEMENT SCHEDULES AND EXHIBITS

Depositary Shares

Depositary and Depositary Shares, Generally. The Depositary serves as depositary for the Depositary Shares and as transfer agent and registrar for the Series A Preferred Stock and the Depositary Shares. Each Depositary Share represents a 1/100th interest in a share of Series A Preferred Stock.

Dividends and Other Distributions. Each dividend payable on a Depositary Share will be in an amount equal to 1/100th of the dividend declared and payable on the shares of Series A Preferred Stock. The Depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Series A Preferred Stock to the record holders of Depositary Shares relating to the underlying Series A Preferred Stock in proportion to the number of Depositary Shares held by the holders. If the Corporation makes a distribution other than in cash, the Depositary will distribute any securities or property received by it to the record holders of Depositary Shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that (after consultation with the Corporation) it is not feasible to make a distribution, in which case the Depositary may, with the Corporation’s approval, adopt a method of distribution that it deems equitable and practicable, including the sale of the securities or property and distribute the net proceeds from the sale to the holders of the Depositary Shares in proportion to the number of Depositary Shares they hold.

Redemption. If the Corporation redeems the Series A Preferred Stock represented by the Depositary Shares, in whole or in part, the Depositary Shares will be redeemed with the proceeds received by the Depositary resulting from the redemption of the Series A Preferred Stock held by the Depositary. The redemption price per Depositary Share will be equal to 1/100th of the redemption price per share payable with respect to the Series A Preferred Stock (or $25 per Depositary Share), plus 1/100th of any declared and unpaid dividends, without accumulation of any undeclared dividends on the shares of the Series A Preferred Stock.

If the Corporation redeems shares of the Series A Preferred Stock held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of Depositary Shares representing those shares of the Series A Preferred Stock so redeemed. If fewer than all of the outstanding Depositary Shares are redeemed, the Depositary will select the shares to be redeemed pro rata or by lot, or by any other equitable method, in each case as the Corporation may determine.

Voting Rights. Because each Depositary Share represents a 1/100th interest in a share of the Series A Preferred Stock, holders of depositary receipts are entitled to 1/100th of a vote per Depositary Share under those limited circumstances in which holders of the Series A Preferred Stock are entitled to a vote.

When the Depositary receives notice of any meeting at which the holders of the Series A Preferred Stock are entitled to vote, the Depositary will provide the information contained in the notice to the record holders of the Depositary Shares. Each record holder of the Depositary Shares on the record date, which will be the same date as the record date for the Series A Preferred Stock, may instruct the Depositary to vote the amount of the Series A Preferred Stock represented by the holder’s Depositary Shares. Insofar as practicable, the Depositary will vote the amount of the Series A Preferred Stock represented by Depositary Shares in accordance with the instructions it receives. The Corporation will agree to take all reasonable actions that the Depositary determines are necessary to enable the Depositary to vote as instructed. If the Depositary does not receive specific instructions from the holders of any Depositary Shares representing proportional interests in the Series A Preferred Stock, it will not vote the amount of the Series A Preferred Stock represented by such Depositary Shares.

No Conversion Rights. The holders of the Depositary Shares do not have any conversion rights.

No Preemptive Rights. The holders of the Depositary Shares do not have any preemptive rights.